WRL LETTERHEAD

July 22, 2008

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	WRL Series Life Account
1933 Act File No. 333- /1940 Act File No. 811-4420
WRL Xcelerator Focus and WRL Xcelerator Exec

CIK No. 0000778209

Dear Sir/Madam:

On behalf of Western Reserve Life Assurance Co. of Ohio (“Western Reserve”) and WRL Series Life Account (the “Registrant”), we are transmitting for electronic filing via EDGAR under the Securities Act of 1933 (the “1933 Act”) and the Investment Company Act of 1940, as amended (the “1940 Act”), an Initial Registration Statement on Form N-6 for the purpose of registering the WRL Xcelerator Focus and WRL Xcelerator Exec variable life insurance policies (the “Policies”) under the 1933 Act. Exhibits not included in this filing will be filed in a pre-effective amendment.

The Policies will be issued through the Registrant, which has been in operation since 1986. The Registrant has previously registered as a unit investment trust under the 1940 Act (File No. 811-4420) in connection with issuance of certain other flexible premium deferred variable life policies.

The products included in this filing were previously approved by the Commission and were included with the WRL Xcelerator product (333-107705/811-4420). As a result of the 2009 CSO filings, the Registrant desired to have a separate prospectus and statement of additional information (“SAI”) for the WRL Xcelerator policy and a new combined prospectus and SAI for the WRL Xcelerator Focus and the WRL Xcelerator Exec policies.

Given the fact that the Prospectus and the SAI were previously approved and declared effective by the Commission in May 2004 when they were included in combined product documents, but now appear as stand-alone documents, the Registrant respectfully requests selective review in accordance with Securities Act Release no. 6510 (Feb. 15, 1984) to the Amendment. For your convenience, a hard copy of the filing that has been marked to show the differences between the previously approved prospectus and SAI will be provided in the next few days.

Please do not hesitate to contact Art Woods, Esq. at (727) 299-1830 or me at (727) 299-1747 if you have any questions.

Sincerely,

/s/ Gayle A. Morden
Gayle Morden
Compliance Manager – Life Products

cc:	Mary Jane Wilson-Bilik, Esq.
Arthur D. Woods, Esq.